EXHIBIT 99.1

Valneva to Present and Hold Investor Meetings at the Jefferies US Healthcare Conference

Saint-Herblain (France), June 3, 2022 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that its senior management will present and participate in 1-on-1 meetings with institutional investors at the Jefferies Healthcare Conference which will take place from June 8 to 10, 2022 in New York.

Valneva’s Chief Executive Officer Thomas Lingelbach and Chief Financial Officer Peter Bühler will notably discuss the Company’s late-stage vaccine candidates against Lyme disease (VLA15), chikungunya (VLA1553) and COVID-19 (VLA2001).

Valneva was recently granted Conditional Marketing Authorization in the United Kingdom for its inactivated COVID-19 vaccine candidate VLA20011 and filed a Marketing Authorization Application with the European Medicines in May 20222. The Company also recently commenced the pre-submission process with the US Food and Drug Administration for its single-shot chikungunya vaccine candidate VLA1553 after reporting final positive pivotal Phase 3 results3 and lot-to-lot data4. Additionally, in April 2022, Valneva and its partner Pfizer reported first positive pediatric results for their Lyme disease vaccine candidate VLA155. These positive data build on the strong immunogenicity profile reported for adult participants (18-65 years old) in February 2022, and the two companies expect to proceed with a Phase 3 clinical trial in participants age 5-65, which is planned to start in the third quarter of 2022.

The fireside chat at the Jefferies conference will take place on June 9, 2022 at 11:30am EDT (17:30 CEST) and will be accessible live via the following link, https://wsw.com/webcast/jeff240/valn/1848225. A replay of the webcast will be available following the live events in the “Investor” section of the Valneva website at www.valneva.com.

To request a meeting at the event, please contact your representative at Jefferies.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 communications@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including but not limited to the initiation of clinical trials and product approvals. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, the ability to obtain or maintain patent or other proprietary intellectual property protection, the cancellation of existing contracts, including but not limited to the VLA2001 supply agreement with the UK government, and the impact of the COVID-19 pandemic, the occurrence of any of which could substantially harm Valneva’s business, financial condition, prospects and results of operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Valneva Receives Conditional Marketing Authorization from UK MHRA for its Inactivated COVID-19 Vaccine – Valneva
2 EMA accepts filing of marketing authorization application for Valneva’s inactivated COVID-19 Vaccine Candidate – Valneva
3 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate – Valneva
4 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate – Valneva
5 Valneva and Pfizer Report Positive Phase 2 Pediatric Data for Lyme Disease Vaccine Candidate – Valneva